Filed Pursuant to Rule 424(b)(3)

Registration No. 333-106136

PROSPECTUS

10,150,000 Shares

Common Stock

        Our common stock is listed on The Nasdaq National Market under the symbol “HAND”. On September 30, 2003, the last reported sale price of the common stock on The Nasdaq National Market was $1.13 per share.

The Offering

        With this prospectus, the selling stockholders named in the section entitled “Selling Stockholders” of this prospectus, or their permitted transferees, pledgees, donees or successors, may offer and sell shares of our common stock that they acquired or will acquire upon the exercise of warrants that we issued to them in connection with the restructuring of our real property lease obligations with respect to which the selling stockholders are the landlords. We will not receive any of the proceeds from the sale of these shares by the selling stockholders, although the sale of shares issuable upon a cash exercise of the warrants will be preceded by the payment to us of the warrant exercise price.

       Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September 30, 2003.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE

      You should rely only on the information contained or incorporated by reference in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

      Unless the context otherwise requires, the terms “we,” “us,” “our” and “Handspring” refer to Handspring, Inc., a Delaware corporation, and its wholly owned subsidiaries. Handspring, the Handspring logo and our product names are trademarks or registered trademarks of Handspring, Inc. in the United States and other countries. Each trademark, trade name or service mark of any other company appearing herein belongs to its holder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend” and “expect” and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section entitled “Risk Factors” beginning on page 2 of this prospectus and in other documents that we subsequently incorporate by reference into this prospectus, and in any supplements to this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY

      This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

Handspring, Inc.

      We are a leading provider of handheld computing and integrated handheld wireless devices, also called communicators. We were incorporated in July 1998 to develop innovative handheld computers. Shipments of our first Visor handheld organizers began in October 1999. As a result of significant adverse changes in the handheld computing market, including lower demand and compressed gross margins, in our fourth quarter of fiscal 2001 we began to shift our strategic focus on the potentially high growth market for integrated devices offering voice, data, email and personal information management capabilities in a single device. As of the completion of the third quarter of fiscal 2003, we had substantially completed this transition and exited the standalone handheld organizer market.

      Our goal is to become a global market leader in the emerging market for integrated wireless devices offering voice, data, email and personal information management capabilities. We shipped our first communicator product, the GSM Treo 180, in December 2001, and subsequently have shipped the GSM/GPRS Treo 270 and the Sprint CDMA Treo 300. We also have evolved our business strategy to focus on strategic relationships with wireless carriers to create custom versions of our communicator products tailored for their networks. Strategic carrier partners give us significant purchase commitments in exchange for our customized development and integration services. For the current generation of Treo, we have worked with both Sprint PCS and T/Mobile in the U.S. as strategic carrier partners. In addition, we recently announced the addition of Orange SA in Europe as a strategic carrier partner for our next generation product.

      On June 4, 2003, we announced that we had entered into a definitive agreement for Palm, Inc.’s Palm Solutions Group to acquire us and for Palm to provide us with an up to $20 million secured credit facility. Palm also announced that its board of directors had given final approval for the spin-off of PalmSource, Inc., its subsidiary responsible for developing and licensing the Palm operating system. Under the proposed terms of the transaction, and following the spin-off of PalmSource, our stockholders will receive 0.09 shares of Palm common stock — and no shares of PalmSource — for each share of Handspring common stock owned. Palm will issue approximately 13.9 million shares of Palm common stock to our stockholders on a fully diluted basis. As a result of the merger, our stockholders will own approximately 32% of the newly merged company on a fully diluted basis using the treasury stock method and Palm’s stockholders will own approximately 68%. Under the treasury stock method, shares outstanding are computed as if the options and warrants were exercised and the funds obtained from exercise were used to repurchase shares of common stock in the market. The value per share to be received by our stockholders will be based on the Palm share price following the spin-off of PalmSource. The spin-off of PalmSource will be completed immediately prior to the closing of the merger between Palm and Handspring. However, the merger with Palm is subject to specified closing conditions, and we cannot assure you that we will complete it.

      The address of our principal executive offices is 189 Bernardo Avenue, Mountain View, California 94043. Our telephone number at that location is (650) 230-5000. Our website address is handspring.com. The information on our website is not part of this prospectus.

The Offering

      With this prospectus, the selling stockholders, M-F Downtown Sunnyvale, LLC and EOP-Industrial Portfolio, L.L.C., each of which is a landlord of some of the real property that we lease, or their permitted transferees, pledgees, donees or successors, may offer and sell shares of our common stock that they acquired or will acquire upon the exercise of warrants that we issued to them in connection with the restructuring of our real property lease obligations. We are registering the shares for resale pursuant to the terms of those warrants.

      The selling stockholders, or their permitted transferees, pledgees, donees or successors, may sell all or a portion of the shares from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. See “Plan of Distribution” beginning on page 19 of this prospectus.

      We will not receive any of the proceeds from the sale of these shares, although the sale of shares issuable upon a cash exercise of the warrants will be preceded by the payment to us of the warrant exercise price.

RISK FACTORS

      This offering involves a high degree of risk. In addition to the other information set forth in this prospectus and the documents we incorporate by reference into this prospectus, the following risk factors should be considered carefully in evaluating Handspring and its business before purchasing any of the common stock offered hereby. Actual results could differ materially from those projected in the forward-looking statements contained in this prospectus and in the documents we incorporate by reference in this prospectus as a result of the risk factors discussed below and elsewhere in this prospectus.

Risks Related to the Proposed Merger with Palm’s Palm Solutions Group

      Our proposed merger with Palm’s Palm Solutions Group involves a high degree of risk, including the following risks.

Handspring stockholders will receive a fixed ratio of 0.09 of a share of Palm common stock for each share of our common stock, and consequently, if Palm’s stock price decreases for any reason, including as a result of the PalmSource distribution, Handspring stockholders will receive less in value for their Handspring common stock.

      Upon the closing of our merger with the Palm Solutions Group, each holder of shares of our common stock will be entitled to receive 0.09 of a share of Palm common stock for each share of our common stock held by such holder at the closing of the merger. The market values of Palm common stock and our common stock have varied since we entered into the merger agreement with Palm and will continue to vary in the future due to changes in the business, operations or prospects of Palm and us, market assessments of the value of the PalmSource common stock to be distributed by Palm, market assessments of the merger, regulatory considerations, market and economic considerations and other factors. The dollar value of Palm common stock that our stockholders will receive upon the closing of the merger will depend on the market value of Palm common stock at the time of the closing of the merger, which may be different from, and lower than, the closing price of Palm common stock on the last full trading day preceding the public announcement of the transaction, the last full trading day prior to the date of this prospectus or the date of the Palm annual meeting and Handspring special meeting to vote on the merger. Handspring stockholders will not receive any shares of PalmSource common stock in the transaction, and the effect that the PalmSource distribution will have on Palm’s stock price following the transaction is uncertain. Moreover, the closing of the merger may occur some time after stockholder approval has been obtained. There will be no adjustment to the exchange ratio (except for adjustments to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to Palm common stock or our common stock, other than with respect to the PalmSource distribution), and the parties do not have a right to terminate the merger agreement based upon changes in the market price of either Palm common stock or our common stock. Accordingly, if Palm’s stock price decreases, Handspring’s stockholders will receive less in value for their shares of our common stock.

Although we expect that the merger with the Palm Solutions Group will result in benefits to the combined company, the combined company may not realize those benefits because of integration and other challenges.

      The failure of the combined company to meet the challenges involved in integrating the operations of the Palm Solutions Group and Handspring successfully or otherwise to realize any of the anticipated benefits of the transaction, including the anticipated annual cost savings of approximately $25 million from improved operating efficiencies, could seriously harm the results of operations of the combined company. Realizing the benefits of the transaction will depend in part on the integration of technology, operations and personnel. The integration of the companies is a complex, time-consuming and expensive process that, without proper planning and implementation, could significantly disrupt the respective businesses of the Palm Solutions Group and Handspring. The challenges involved in this integration include the following:

•	overcoming any perceived adverse changes in business focus, including demonstrating to the customers of the Palm Solutions Group and Handspring that the transaction will not result in adverse changes in customer service standards or business focus and helping customers conduct business easily with the combined company;

•	consolidating operations, including rationalizing corporate information technology and administrative infrastructures;

•	combining product offerings;

•	coordinating sales and marketing efforts to effectively communicate the capabilities of the combined company;

•	coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

•	preserving distribution, manufacturing, supplier, marketing and other important relationships of both the Palm Solutions Group and Handspring and resolving potential conflicts that may arise;

•	minimizing the diversion of management attention from ongoing business concerns and successfully returning the Palm Solutions Group and Handspring managers to regular business responsibilities from their integration planning activities;

•	overcoming potential incompatibility of the business cultures of the Palm Solutions Group and Handspring;

•	retaining key employees and maintaining employee morale; and

•	coordinating and combining foreign operations, relationships and facilities, which may be subject to additional constraints imposed by local laws and regulations.

      The combined company may not successfully integrate the operations of the Palm Solutions Group and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits and synergies of the transaction, which are based on projections and assumptions, not actual experience, and assume a successful integration. In addition to the integration risks discussed above, the combined company’s ability to realize these benefits and synergies could be adversely impacted by practical or legal constraints on its ability to combine operations.

Our stock price and business may be adversely affected if the transaction is not completed.

      If the transaction is not completed, the trading prices of our common stock may decline. In addition, our business and operations may be harmed to the extent that customers, suppliers and others believe that we cannot effectively compete in the marketplace without the transaction, or there is customer or employee uncertainty surrounding the future direction of the product and service offerings and strategy of us on a standalone basis. Completion of the transaction is subject to several closing conditions, including obtaining requisite regulatory and stockholder approvals, and we may be unable to obtain such approvals on a timely basis or at all. We will also be required to pay significant costs incurred in connection with the transaction, including legal, accounting and a portion of financial advisory fees, whether or not the transaction is completed. Moreover, under specified circumstances, we may be required to pay Palm a termination fee of up to $4.5 million plus any applicable costs, expenses and interest pursuant to the merger agreement, in connection with the termination of the merger agreement.

The combined company may have difficulty funding its respective future capital requirements.

      The Palm Solutions Group has indicated that it currently believes that its existing cash, cash equivalents and short-term investments will be sufficient to satisfy anticipated cash requirements for it and for the combined company for the next 12 months. Following the transaction, the combined company could be required to seek additional funding if the financial expectations of the combined company are not met. For example, if the Palm Solutions Group’s or the combined company’s operating results do not meet its expectations or if inventory, accounts receivable or other assets require greater use of cash than currently anticipated, the Palm Solutions Group or the combined company may be required to seek additional funding through financings or other arrangements. Even if expectations for the Palm Solutions Group or for the combined company are met, the Palm Solutions Group or the combined company may find it advisable to seek additional funding. If the Palm Solutions Group or the combined company seeks additional funding, adequate funds may not be available when needed on favorable terms or at all, which could have a negative effect on the Palm Solutions Group’s or the combined company’s business and financial condition. It is not possible at this time to determine whether such funding will be more or less available than if Palm did not distribute its shares of PalmSource common stock and combine with us. In addition, it is not possible at this time to determine whether, over the long term, such funding will be more or less than the funding that would have been available from the earnings of PalmSource had the separation and distribution not occurred.

      We believe that the combined company’s capital requirements will vary greatly from quarter to quarter, depending on, among other things, fluctuations in their respective operating results, financing activities, acquisitions, investments and costs relating to the integration of Handspring and the Palm Solutions Group following the transaction. The combined company may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in their respective businesses. The combined company may also require additional financing if its operating and working capital requirements vary materially from those currently planned. Future equity financings would be dilutive to the existing holders of the combined company’s common stock. Future debt financings could involve restrictive covenants which could impair its ability to engage in certain business transactions. We cannot assure you that financing and funding for the combined company’s capital requirements, if needed, will be available to the combined company on favorable terms or at all.

The combined company’s ability to utilize its net operating losses may be limited if the combined company engages in transactions which bring cumulative change in ownership for Palm to 50% or more.

      As a result of our merger with the Palm Solutions Group, Palm will experience a change in ownership of approximately 30%. Over a three-year period, if the cumulative change in ownership of Palm exceeds 50% (including the change in ownership resulting from the Handspring merger), the combined company’s ability to utilize its net operating losses may be limited. In the event the usage of these net operating losses is subject to limitation and the combined company is profitable, the combined company’s cash flows could be adversely impacted.

We will need to obtain third-party consents for certain agreements we have with third parties as a result of the transaction and if we cannot obtain these consents, we may not be able to maintain these relationships on favorable terms or at all.

      We are currently attempting to obtain third-party consents for some agreements providing for a consent right upon a change of control, but if we are unable to do so, the combined company may be forced to renegotiate these agreements or enter into new agreements with various third parties as a separate, stand-alone entity. Our agreements requiring consent include certain agreements with carriers, such as Orange SA and T-Mobile and other agreements with developers, strategic partners, distributors and suppliers. The receipt of consents to assignment from Orange SA and T-Mobile are conditions to the obligation of Palm to consummate the merger. We cannot assure you that the combined company will be able to negotiate new agreements on terms as favorable to it as those that we had, or at all

The combined company will have limited use and control of the Palm brand and the combined company brands following the distribution, which could impact its revenues and results of operations.

      We believe that the Palm brand is a valuable asset. Prior to the transaction, certain Palm and PalmSource trade names, trademarks, service marks and domain names containing the word or letter string “palm” will be assigned to the Palm Trademark Holding Company, LLC, a holding company owned by Palm and PalmSource for the purpose of receiving, holding, maintaining, registering, enforcing and defending such intellectual property. Following the transaction, the combined company will be changing its branding strategy, corporate name to palmOne and Nasdaq ticker symbol to “PLMO”. While the combined company will continue to use elements of the Palm brand pursuant to a trademark license from the holding company, we cannot assure you that these changes will not have an adverse impact on the business of the combined company. In addition, if the combined company is unable in the future to license the Palm-related trademarks, service marks, domain names and trade names from the Palm Trademark Holding Company, LLC, or if the holding company fails to enforce its intellectual property rights in them successfully, the competitive position could suffer, which could harm its business.

Risks Related to Handspring as a Stand-Alone Company

If we are not successful in the development and introduction of new communicator products and related services, our business would be substantially harmed.

      The market for our communicator products is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, intense competition and frequent new product introductions. Wireless carriers significantly affect the ability of device manufacturers such as Handspring to develop and launch products for use on their wireless networks. If we fail to address the needs of wireless carriers, identify new product and service opportunities or modify or improve our communicator products in response to changes in technology, industry standards or carrier requirements, our products could rapidly become less competitive or obsolete. Our future success will depend, in part, on our ability to:

•	use leading technologies effectively;

•	continue to develop our technical expertise, particularly with wireless technologies;

•	enhance our current products and develop new products that meet changing customer needs and carrier requirements;

•	timely develop products that meet carrier product planning cycles;

•	time new product introductions in a way that minimizes the impact of customers delaying purchases of existing products in anticipation of new product releases;

•	certify our wireless products for use on carrier networks;

•	adjust the prices of our existing products to increase demand; and

•	influence and respond to emerging industry standards, technological changes and carrier requirements.

      We cannot guarantee that we will be able to introduce new products on a timely or cost-effective basis, that our new products will meet carrier requirements, or that customer demand will meet our expectations. If we are unsuccessful in developing and introducing new products and services or improving existing products that are appealing to carriers and end user customers, our business and operating results would be negatively impacted.

We are highly dependent on wireless carriers for the success of our Treo communicator and smartphone products.

      The success of our Treo communicators and smartphones, and the success of our business strategy, is highly dependent on our ability to establish new relationships, and build on our existing relationships, with strategic domestic and international wireless carriers. We cannot assure you that we will be successful in establishing new relationships or advancing existing relationships with wireless carriers or that these wireless carriers will act in a manner that will promote the success of Treo. Factors that are largely within the control of wireless carriers but which are important to the success of our Treo communicators, include:

•	the wireless carriers’ interest in testing Treo on their networks;

•	the quality and coverage area of voice and data services offered by the wireless carriers for use with Treo;

•	the degree to which wireless carriers will facilitate the successful introduction of Treo and actively promote, distribute and resell Treo;

•	the extent to which wireless carriers will require specific hardware and software features on Treo communicators to be used on their networks;

•	the timely build out of advanced wireless carrier networks such as General Packet Radio Services (GPRS) and 1xRTT, which are expected to enhance the user experience for email and other services through higher speed and “always on” functionality;

•	the extent to which wireless carriers will sell and promote competitive products over Treo;

•	the conditions imposed on us in our agreements with wireless carriers that, in some circumstances, could limit our ability to make similar products available through competitive carriers in certain markets;

•	the wireless carriers’ pricing requirements and subsidy programs; and

•	the pricing and terms of voice and data rate plans that the wireless carriers will offer for use with Treo. For example, flat data rate pricing plans offered by some carriers may expose us to risk. While flat data pricing helps customer adoption of the data services offered by carriers and therefore highlights the advantages of the data applications of Treo, such plans may not allow Treo to contribute as much average revenue per user (ARPU) to carriers as when they were pricing incrementally, and therefore reduces our differentiator from other products.

Our relationships with Sprint and Orange are particularly important to the success of our business.

      In August 2002, we began selling the Treo 300, a jointly developed and co-labeled CDMA version of the Treo communicator that operates on Sprint’s 3G network. Beginning this fall, we also expect to sell a substantial number of CDMA Treo 600s to Sprint. Sprint represents 37% of our net revenue in our 2003 fiscal year and 37% of our net accounts receivable as of June 28, 2003 and we expect Sprint to represent a substantial portion of our revenue and net accounts receivable in the current 2004 fiscal year. In April 2003, we announced a similarly important relationship with Orange to co-label and sell a GSM version of the Treo 600 in Europe. Since we customize the product for the Sprint and Orange networks, we currently manufacture the product only in volumes that are supported by purchase orders from these carriers or if these carriers assume financial liability for long lead time components. If Sprint or Orange does not sell and promote the product to the extent we anticipate, our business will be substantially harmed.

As we build strategic relationships with wireless carriers, we will be exposed to significant fluctuations in revenue.

      Because of their large sales channels, strategic carriers may purchase large quantities of our products prior to launch so that the products are widely available. Reorders of products may fluctuate quarter to quarter, depending upon customer demand and inventory levels required by the carriers. As we develop new strategic relationships and launch new products with new and existing strategic partners, our revenue will be subject to fluctuation based upon the timing of carrier product launches as well as customer demand and carrier inventory requirements.

We are highly dependent on carriers and distributors to sell our products and disruptions in these channels and other effects of selling through carriers and distributors would harm our ability to sell our products.

      We are subject to many risks relating to the distribution of our products by carriers and distributors, including the following:

•	product returns from carriers and distributors;

•	carriers and distributors may not maintain inventory levels sufficient to meet customer demand or may elect not to carry our new wireless communicator products such as Treo;

•	carriers and distributors may emphasize our competitors’ products or decline to carry our products;

•	distributors may not maintain relationships with carriers on whose networks our communicator products are designed to operate;

•	to the extent the financial condition of our distributors deteriorated in light of the current overall weakness of the technology sector, we could experience a disruption in distribution as well as a loss of outstanding accounts receivable;

•	conflicts may develop between the carrier and distribution channels and direct sales of our products through our handspring.com website and by our e-commerce partners;

•	we may experience difficulty collecting accounts receivables from retail and distribution channels after our relationships terminate; and

•	if we reduce the prices of our products, as we have in the past, in order to maintain good business relations, we may compensate carriers and distributors for the difference between the higher price they paid to buy their inventory and the new lower prices.

We might need additional capital in the future and additional financing might not be available.

      Our accumulated deficit as of June 28, 2003 was $417.3 million. We had net losses of $131.1 million during the fiscal year ended June 28, 2003 and $91.6 million during the same period of the previous fiscal year. As of June 28, 2003, we had a total of $1.3 million of deferred compensation to be amortized, of which all will be amortized in fiscal year 2004. We expect these net losses to continue.

      As part of our agreement to merge with Palm, Palm has agreed to provide an initial $10 million secured line of credit to us for working-capital purposes until the transaction closes. Under certain conditions, the line of credit may increase to $20 million, and its maturity may be extended.

      We currently anticipate that our available cash resources, including the credit facility from Palm, will be sufficient to meet our anticipated working capital and capital expenditure requirements for the next twelve months. However, if our revenues are lower or our expenses are higher than we anticipate, or if inventory, accounts receivable, or other assets require a greater use of cash than we anticipate, our resources, including the credit facility from Palm, may prove to be insufficient for working capital and capital expenditure requirements. In such a case, existing and potential customers and vendors may take actions that could further harm our liquidity position if they believe that our cash balances are not adequate. Depending on market conditions, any additional financing we need may not be available on terms acceptable to us, or at all, and would require Palm’s consent. If adequate funds are not available our business could be harmed.

Our Treo communicator products present many significant manufacturing, marketing and other operational risks and uncertainties, many of which are beyond our control.

      The development and production of our Treo wireless communicator products presents many significant manufacturing, marketing and other operational risks and uncertainties, many of which are beyond our control. Factors that could affect the success of our communicator products include:

•	our dependence on third parties to supply components, such as AirPrime which provide radios for our CDMA based Treo communicators;

•	our ability to manufacture our Treo products in sufficient volumes on a timely basis;

•	the type of distribution channels where Treo will be available;

•	our ability to forecast demand accurately, especially for products such as Treo communicators which are in a new product category for which relevant data is incomplete or not available;

•	the end user price of Treo; and

•	the extent of consumer acceptance of this new product category, which combines multiple functions in a pocket sized device.

The amount of future carrier subsidies is uncertain and carriers are free to lower or reduce their subsidies with little or no notice to us.

      When we sell a Treo communicator on our own website, we sometimes have the opportunity to earn subsidies from carriers if the Treo communicator customer also purchases a voice or data plan from the carrier. Today the wireless industry is generally decreasing subsidies on voice services. Moreover, carriers that currently provide Handspring with subsidies may reduce or discontinue such subsidies with little or no notice to Handspring. While we believe carriers will continue to offer subsidies to Handspring, if these subsidies were reduced or eliminated the gross margins for Treo communicators would decline and we would be more limited in our ability to sell Treo communicators at prices that are attractive to cost sensitive consumers.

Economic conditions could lead to reduced demand for our products.

      The downturn in general economic conditions and the substantial decline in the stock market have led to reduced demand for a variety of goods and services, including many technology products. If economic conditions continue to decline, or fail to improve, we could see a significant additional decrease in the overall demand for our products that could harm our operating results. This is particularly true with respect to our Treo communicators as they typically carry a list price between $99 and $699 and therefore are expensive purchases for many consumers.

We depend heavily on our license from PalmSource. Termination of this license, an adverse change in our relationship with PalmSource, PalmSource’s failure to remain competitive, or a unfavorable outcome in any material lawsuit involving the Palm OS could seriously harm our business.

      Our license of the Palm OS operating system from PalmSource is critical for the operation of our products. While we are not contractually precluded from licensing or developing an alternative operating system, doing so could be less desirable and could be costly in terms of cash and other resources. Our business could be seriously harmed if:

•	we were to breach the license agreement and PalmSource terminated the license;

•	PalmSource were to be acquired and the acquiring company was not as strategically aligned with us as PalmSource even though it would be obligated to honor our license agreement; or

•	PalmSource does not continuously upgrade the Palm OS and otherwise maintain the competitiveness of the Palm OS platform.

      Palm has announced its intention to spin-off PalmSource, now a wholly owned subsidiary, as a separate and publicly traded company in 2003. Our business would be harmed if PalmSource is not able to successfully implement its business strategy or is otherwise unsuccessful as a standalone company. If the spin-off does not occur, Palm’s business could suffer due to the difficulties of recombining the two companies, which in turn could adversely affect Palm OS licensees, including Handspring.

      The Palm OS operating system license agreement was renewed in April 2001 and extends until April 2009. Upon expiration or termination of the license agreement, other than due to our breach, we may choose to keep the license granted under the agreement for two years following its expiration or termination. However, the license during this two-year period is limited and does not entitle us to upgrades to the Palm OS operating system. In addition, there are limitations on our ability to assign the PalmSource license to a third party. The existence of these license termination provisions and limitations on assignment may have an anti-takeover effect in that it could discourage third parties from seeking to acquire us.

      Palm is a defendant in several intellectual property lawsuits involving the Palm OS operating system, such as the lawsuit against Palm brought by Xerox Corporation alleging that the Graffiti handwriting recognition system infringes a Xerox patent. Although we are indemnified by Palm for damages arising from such lawsuits, we could still be adversely affected by a determination adverse to Palm as a result of market uncertainty or product changes that could arise from such a determination.

A portion of our revenue has been derived from sales on our website and system failures or delays have in the past and might in the future harm our business.

      A portion of our revenue is generated through our website. As a result, we must maintain our computer systems in good operating order and protect them against damage from fire, water, power loss, telecommunications failures, computer viruses, vandalism and other malicious acts and similar unexpected adverse events. Our Web servers currently are co-located with the Exodus Service provided by Cable & Wireless plc. Any disruption in these services or the failure of these services to handle current or higher volumes of use could have a material adverse affect on our business. While we carry business interruption insurance, it might not be sufficient to cover any serious or prolonged emergencies.

Our business could be seriously harmed if we experience component shortages or if our suppliers or third party service providers are not able to meet our demand and alternative sources are not available.

      Our products contain components, including liquid crystal displays, touch panels, connectors, memory chips and microprocessors, that are procured from a variety of suppliers. We rely on our suppliers to deliver necessary components to our contract manufacturer in a timely manner based on forecasts that we provide. At various times, some of the key components for handheld computers have been in short supply due to high industry demand. Shortages of components, such as those that have occurred in the handheld computer industry, would harm our ability to deliver our products on a timely basis.

      Some components, such as power supply integrated circuits, radios, microprocessors and certain discrete components, come from sole or single source suppliers. For example, AirPrime is the sole supplier of certain wireless technology components for our Treo 300 and 600 communicators. Alternative sources are not currently available for these sole and single source components. If suppliers are unable to meet our demand for sole source components and if we are unable to obtain an alternative source or if the price for an alternative source is prohibitive, we might not be able to maintain timely and cost-effective production of our products. This problem is compounded when the sole or single source supplier is facing financial difficulties and the possibility of discontinuing its operations.

      We also rely on third parties for network operations, order fulfillment, repair services and technical support and for outsourced services. Although we have the ability to add new service providers or replace existing ones, transition difficulties and lead times involved in developing additional or new third-party relationships could cause interruptions in services and harm our business.

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced margins and loss of market share.

      The markets for communicators and smart phones are highly competitive and we expect competition to increase. Most of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

      Our products compete with a variety of handheld devices, including keyboard-based devices, sub-notebook computers, smart phones and two-way pagers. Our principal competitors include:

•	mobile handset manufacturers such as Audiovox, Ericsson, HTC Corporation, Kyocera, LG, Motorola, Nokia, Samsung and Sanyo;

•	Research In Motion Limited, a leading provider of wireless email, instant messaging and Internet connectivity;

•	Handheld manufacturers such as Hewlett-Packard, the Palm Solutions Group and Sony that offer Bluetooth and or WiFi enabled devices; and

•	Danger and a variety of privately held start-up companies looking to compete in our current and future markets.

      We expect our competitors to continue to improve the performance of their current products and to introduce new products, services and technologies. Successful new product introductions or enhancements by our competitors could reduce the sales and market acceptance of our products, limit the opportunities to participate in carrier product planning cycles, cause intense price competition and result in reduced gross margins and lower our market share. We cannot be sure that we will have sufficient resources or that we will be able to make the technological advances and establish the carrier relationships necessary to be competitive.

If we fail to accurately anticipate demand for our products, we may have costly excess production or not be able to secure sufficient quantities or cost-effective production of our products.

      The demand for our products depends on many factors and is difficult to forecast, particularly given that we have multiple products, intense competition and a difficult economic environment. Significant unanticipated fluctuations in demand could cause problems in our operations.

      Although we build a large percentage of our product based on committed purchase orders, if demand does not develop as expected, we could have excess production resulting in excess finished products and components and may be required to incur excess and obsolete inventory charges. We have limited capability to reduce manufacturing capacity once a purchase order has been placed and in some circumstances we would incur cancellation charges or other liabilities to our manufacturing partners if we cancel or reschedule purchase orders. Moreover, if we reduce manufacturing capacity, we would incur higher per unit costs based on smaller volume purchases.

      If demand exceeds our expectations, we will need to rapidly increase production at Solectron, our third-party manufacturer. Our suppliers will also need to provide additional volumes of components, which may not be possible within our timeframes. Even if Solectron is able to obtain enough components, it might not be able to produce enough of our products as fast as we need them. The inability of either our manufacturer or our suppliers to increase production rapidly enough could cause us to fail to meet customer demand. In addition, rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs would lower our profit margins.

If Solectron fails to produce quality products on time and in sufficient quantities, our reputation and results of operations would suffer.

      We depend on a single third party manufacturer, Solectron, to produce sufficient volume of our products in a timely fashion and at satisfactory quality levels. The cost, quality and availability of Solectron’s manufacturing operations are essential to the successful production and sale of our products. Under our manufacturing agreement with Solectron we order some products on a purchase order basis in accordance with a forecast. For other products we submit purchase orders to Solectron only after we receive a corresponding purchase order from a carrier or distributor. The absence of dedicated capacity under our manufacturing agreement with Solectron means that, with little or no notice, Solectron could refuse to continue to manufacture all or some of the units of our devices that we require or change the terms under which they manufacture our devices, such as our credit terms. If they were to stop manufacturing our devices, it could take from three to six months to secure alternative manufacturing capacity and our results of operations could be harmed. In addition, if Solectron were to change the terms under which they manufacture for us, our manufacturing costs could increase and our results of operations could suffer.

      Our reliance on Solectron exposes us to risks outside our control, including the following:

•	unexpected increases in manufacturing and repair costs;

•	interruptions in shipments if they are unable to complete production;

•	inability to control quality of finished products;

•	inability to control delivery schedules;

•	the risks associated with international operations in Guadalajara, Mexico where Solectron maintains facilities; and

•	unpredictability of manufacturing yields.

      In addition, our ability to deliver product in a timely fashion is tied directly to our ability to secure sufficient quantities of long lead time components. The model of building product only after we receive a binding purchase order from a carrier or distributor could mean product is not delivered in time to satisfy the carrier and to meet product launch dates. However, purchasing long lead time components without a corresponding purchase order could expose us to risk of excess inventory.

We face seasonality in our sales, which could cause our quarterly operating results to fluctuate.

      Seasonal variations in our sales may lead to fluctuations in our quarterly operating results. In the past, we experienced seasonality in the sales of our organizer products with increased demand typically occurring in our second fiscal quarter due in part to increased consumer spending on electronic devices during the holiday season. It is not yet known whether we will experience similar patterns of seasonal demand fluctuations with our communicator products, which tend to be purchased by carriers at times necessary to meet product launch windows.

Fluctuations in our quarterly revenues and operating results might lead to reduced prices for our stock.

      We began selling our Visor organizer and generating revenue in the quarter ended January 1, 2000. We began volume shipments of our Treo communicator products during the quarter ended March 30, 2002. We have largely completed the transition from a company primarily focused on organizers, to a company primarily focused on the emerging market for handheld communicators. Given the shift in our focus from organizers to communicators, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. In addition, we recently adopted the policy of providing guidance to investors on anticipated business events or issues, however we no longer provide numeric guidance for anticipated financial results. In some future periods, our results of operations could be below the expectations of investors and public market analysts. In this event, the price of our common stock would likely decline.

Our failure to develop brand recognition could limit or reduce the demand for our products.

      We believe that continuing to strengthen our brands is important to increasing demand for and achieving widespread acceptance of our products. However, currently we have limited our marketing resources in response to reducing our overall costs. Most of our competitors and potential competitors have better name recognition, more marketing resources, and more powerful brands. Promoting and positioning our brands will depend largely on the success of the marketing efforts of our carrier customers and our ability to produce well received new products.

Our products may contain errors or defects that could result in the rejection of our products and damage to our reputation, as well as lost revenues, diverted development resources and increased service costs and warranty claims.

      Our products are complex and must meet stringent user requirements. We must develop our products quickly to keep pace with the rapidly emerging communicator market. Products as sophisticated as ours are likely to contain detected and undetected errors or defects, especially when first introduced or when new models or versions are released. We may experience delays in releasing new products or producing them in significant volumes as problems are corrected.

      From time to time, we have become aware of problems with components and other defects. Errors or defects in our products that are significant, or are perceived to be significant, could result in the rejection of the products, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. Such errors or defects would be particularly detrimental to our business given our need to establish a reputation for quality products in the emerging communicator market.

      In addition, we warrant that our hardware will be free of defects for one year after the date of purchase. In Europe, we are required by law in some countries to provide a two-year warranty for certain defects. Delays, costs and damage to our reputation due to product defects could harm our business.

Business interruptions could adversely affect our business.

      Our facilities, information systems and general business operations, and those of our partners and customers, are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks, wars and other events beyond our control. The business interruption insurance we carry may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events. Any such losses or damages incurred by us could have a material adverse effect on our business.

If we lose our key personnel, we may not be able to manage our business successfully.

      Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel and their ability to execute our growth strategy. In particular, we rely on Jeffrey C. Hawkins, our Chief Product Officer, Donna L. Dubinsky, our Chief Executive Officer, and Edward T. Colligan, our President and Chief Operating Officer. The loss of the services of any of these or any of our other senior level management or other key employees could harm our business particularly in the event our merger with Palm is not completed.

      Mr. Hawkins recently has formed a non-profit organization, the Redwood Neuroscience Institute, to pursue his life-long interest in brain research. He is now dividing his time between the Redwood Neuroscience Institute and Handspring, where he continues to serve as Chief Product Officer and as Chairman of the Board of Directors. At Handspring, he focuses on strategic product planning and new product directions. Should Mr. Hawkins increase the allocation of his time to the Redwood Neuroscience Institute such that he cannot participate in product planning at Handspring, our business could be harmed.

If we fail to attract, retain and motivate qualified employees, our ability to execute our business plan would be compromised.

      Our future success depends on our ability to attract, retain and motivate highly skilled employees. Competition for highly skilled employees in our industry is intense. Although we provide compensation packages that include stock options, cash incentives and other employee benefits, we may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future. If we fail to retain, hire and integrate qualified employees and contractors, we will not be able to maintain and expand our business. In addition, when our common stock price is less than the exercise price of stock options granted to employees, turnover may increase, which could harm our results of operations or financial condition.

We depend on proprietary rights to develop and protect our technology.

      Our success and ability to compete substantially depends on our internally developed proprietary technologies, which we protect through a combination of trade secret, trademark, copyright and patent laws. While we have numerous patent applications pending, to date few U.S. or foreign patents have been granted to us.

      Patent applications or trademark registrations may not be approved. Even if they are approved, our patents or trademarks may be successfully challenged by others or invalidated. In addition, any patents that may be granted to us may not provide us a significant competitive advantage. If we fail to protect or enforce our intellectual property rights successfully, our competitive position could suffer.

We could be subject to claims of infringement of third-party intellectual property, which could result in significant expense and loss of intellectual property rights.

      Our industry is characterized by uncertain and conflicting intellectual property claims and frequent intellectual property litigation, especially regarding patent rights. From time to time, third parties have in the past and may in the future assert patent, copyright, trademark or other intellectual property rights to technologies that are important to our business. In particular, as our focus has shifted to wireless communicators, we have received, and expect to continue to receive, communications from holders of patents related to GSM, GPRS, CDMA and other mobile communication standards.

      Any litigation to determine the validity of intellectual property claims, regardless of their merit or resolution, would likely be costly and time consuming and divert the efforts and attention of our management and technical personnel. We cannot assure that we would prevail in such litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If such litigation resulted in an adverse ruling, we could be required to:

•	pay substantial damages and costs;

•	cease the manufacture, use or sale of infringing products;

•	discontinue the use of certain technology; or

•	obtain a license under the intellectual property rights of the third-party claiming infringement, which license may not be available on reasonable terms, or at all.

      We currently are a defendant in the three patent infringement lawsuits described below, all of which we believe are without merit and intend to vigorously defend. Our policy is to vigorously defend meritless lawsuits while respecting the intellectual property rights of others.

      On March 14, 2001, NCR Corporation filed suit against Handspring and Palm, Inc. in the United States District Court for the District of Delaware. The complaint alleges infringement of two U.S. patents. The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendants from infringing the patents in the future. We filed an answer on April 30, 2001, denying NCR’s allegations and asserting counterclaims for declaratory judgments that we do not infringe the patents in suit, that the patents in suit are invalid, and that they are unenforceable. On June 14, 2002, following the retirement of the judge hearing the case, the case was referred to a magistrate. On July 11, 2002, the magistrate granted our motion for summary judgment finding that we did not infringe the patents. On August 29, 2002, NCR filed an objection to the magistrate’s ruling, to which we filed a response. On January 6, 2003, the case was referred to a newly appointed district judge, who will review and rule upon NCR’s objection. On August 28, 2003, the Court entered an order that overruled NCR’s objections and determined that the prior order was correct. Handspring asserts that NCR’s allegations are without merit and intends to defend itself vigorously.

      On June 19, 2001, DataQuill Limited filed suit against Handspring in the United States District Court for the Northern District of Illinois, case no. 01-CV-4635. The complaint alleges infringement of one U.S. patent, No. 6,058,304. The complaint seeks unspecified compensatory and treble damages and to permanently enjoin us from infringing the patent in the future. We filed an answer on August 1, 2001, denying DataQuill’s allegations and asserting counterclaims for declaratory judgments that we do not infringe the patent in suit, that the patent in suit is invalid, and that it is unenforceable. On August 7, 2002, we filed motions for summary judgment for non-infringement and invalidity, which were renewed in filings made on October 29, 2002. On February 28, 2003, the Court granted in part and denied in part our summary judgment motions. DataQuill then filed a motion for this ruling to be reconsidered, which on April 16, 2003 the Court granted in part and denied in part. Handspring asserts that DataQuill’s allegations are without merit, and intends to defend itself vigorously.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

      We sell our products in Asia Pacific, Canada, Europe, Mexico and the Middle East in addition to the United States. We expect to enter additional international markets over time. If our revenue from international operations increases as a percentage of our total revenue, we will be subject to increased exposure to international risks. In addition, the facilities where our products are and will be manufactured are located outside the United States. A substantial number of our material suppliers also are based outside of the United

States and are subject to a wide variety of international risks. Accordingly, our future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	development risks and expenses associated with customizing our product for local languages;

•	difficulty in managing widespread sales and manufacturing operations;

•	potentially negative consequences from changes in tax laws;

•	trade protection measures and import or export licensing requirements;

•	less effective protection of intellectual property; and

•	changes in a specific country or region’s political or economic conditions, particularly in emerging markets.

Provisions in our charter documents might deter a company from acquiring us.

      We have a classified board of directors. Our stockholders are unable to call special meetings of stockholders, to act by written consent, or to remove any director or the entire board of directors without a super majority vote or to fill any vacancy on the board of directors. Our stockholders must also meet advance notice requirements for stockholder proposals. Our board of directors may also issue preferred stock without any vote or further action by the stockholders. These provisions, the stockholder rights plan we recently implemented and other provisions under Delaware law could make it more difficult for a third-party to acquire us, even if doing so would benefit our stockholders.

Our officers and directors exert substantial influence over us.

      Our executive officers, our directors and entities affiliated with them together beneficially own a substantial portion of our outstanding common stock. As a result, these stockholders are able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in our control that may be viewed as beneficial by other stockholders.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus, although the sale of shares issuable upon a cash exercise of the warrants will be preceded by the payment to us of the warrant exercise price.

SELLING STOCKHOLDERS

      All of the shares of common stock offered by this prospectus are being sold by the selling stockholders, M-F Downtown Sunnyvale, LLC, or M-F, and EOP-Industrial Portfolio, L.L.C., or EOP, each of which is a landlord of real property that we lease, or their permitted transferees, pledgees, donees or successors.

      In late 2002 and early 2003, we began discussions with M-F and EOP to seek economic relief by restructuring our lease obligations with them. We subsequently reached agreement with them in restructuring our leases, part of which entailed the issuance of warrants to purchase our common stock to each of M-F and EOP, the underlying stock of which is being offered for resale by M-F and EOP by this prospectus. Each warrant is an exhibit to the registration statement of which this prospectus is a part.

The M-F Warrants

      On January 29, 2003, we issued two warrants to purchase an aggregate of 10,000,000 shares to M-F, one warrant to purchase 1,000,000 shares of our common stock at an initial exercise price of $0.01 per share and another warrant to purchase 9,000,000 shares of our common stock at an initial exercise price of $1.09 per share.

      M-F fully exercised the warrant to purchase 1,000,000 shares on February 25, 2003 for an aggregate of $10,000 in cash. The warrant to purchase 9,000,000 shares expires January 29, 2008 and has not yet been exercised. The warrant is immediately exercisable at any time. The initial exercise price will be adjusted if outstanding shares are combined, consolidated or increased, by reclassification or otherwise. M-F has the option of exercising the warrant in whole or in part by delivering a check for the aggregate warrant price based on the initial exercise price for the shares being purchased or by delivering that number of fully-paid, non-assessable shares of common stock, the aggregate fair market value of which is equal to the aggregate price for the shares being purchased. Alternatively, M-F may opt for a net exercise, which is a cashless exercise, by surrendering the warrant in whole or in part for a number of common shares based on a conversion formula based on the then fair market value of our common stock.

      M-F may only transfer the warrant to specified permitted transferees, each of whom must agree to the terms of the warrant. In addition, the sale of the shares of our common stock held by M-F are subject to standard limitations, including that M-F may not sell shares of our common stock with this prospectus during any blackout periods, must pre-clear any such sales with us and must comply with federal securities laws in effecting any such sale. M-F also may not sell more than 200,000 shares of our common stock on any single day and no more than 500,000 shares during any five consecutive trading day period through a sale that is to the public if M-F holds 1,000,000 shares or more of our common stock (or has held 1,000,000 shares or more at any time during the prior five trading days).

      If we are acquired for consideration that consists solely of stock or securities of the acquiror, the successor entity shall assume the obligations of the warrant. If we are acquired for consideration that consists of cash or a combination of cash and securities and/or other property, we must give M-F 30 days notice of such event. If M-F does not exercise the warrant prior to such event, it will terminate.

The EOP Warrant

      On March 17, 2003, we issued a warrant to purchase 150,000 shares to EOP at an initial exercise price of $0.719 per share. The warrant is immediately exercisable. The warrant expires March 17, 2010 and has not yet been exercised. The initial exercise price will be adjusted if outstanding shares are combined, consolidated or increased, by reclassification or otherwise. EOP has the option of exercising the warrant in whole or in part by delivering a check for the aggregate warrant price based on the initial exercise price for the shares being purchased. Alternatively, EOP may opt for a net exercise by surrendering the warrant in whole or in part for a number of common shares based on a conversion formula based on the then fair market value of our common stock. EOP may only transfer the warrant to specified permitted transferees without our prior written consent. In addition, EOP must comply with federal securities laws in effecting any sale of shares of our common stock. If we are acquired for consideration that consists solely of stock or securities of the acquiror, the successor entity shall assume the obligations of the warrant. If we are acquired for consideration that consists of cash or a combination of cash and securities and/or other property, we shall give EOP 20 days notice of such event. If EOP does not exercise the option prior to such event, it will terminate.

      The following table sets forth, as of the date of this prospectus, the name of the selling stockholders, the number of our shares that the selling stockholders beneficially own as of such date, the number of our shares owned by the selling stockholders that may be offered for sale from time to time by this prospectus, and the number of our shares to be held by such selling stockholders assuming the sale of all of the shares offered hereby.

      The share information provided in the table below is based on information provided to us by the selling stockholders. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of this date.

      We have agreed to keep the registration statement of which this prospectus is a part effective until the earlier of:

•	the two-year anniversary of the issuance date of the warrants pursuant to which the shares were acquired by the selling stockholders;

•	with respect to a particular selling stockholder, if all such shares that may be sold by such selling stockholder under the registration statement may be sold in a three month period without registration pursuant to Rule 144 of the Securities Act; or

•	if all such shares covered by this registration statement have been registered and sold under the registration statement or have been transferred in transactions in which registration rights under the warrants have not been assigned in accordance with the warrants.

      The selling stockholders, or their permitted transferees, pledgees, donees or successors, may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. However, for purposes of the table below, we have assumed the sale of all shares offered hereby.

      As used in this prospectus, the term selling stockholder includes the entities in the following table and their permitted transferees, pledgees, donees and successors.

      We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

	Shares Beneficially			Shares Held
	Owned Before		Shares That	After the
	the Offering(1)(2)		May be	Offering(1)(2)(3)
			Offered
Name	Number	Percent	and Sold	Number	Percent

M-F Downtown Sunnyvale, LLC(4)	10,000,000	6.7%	10,000,000	—	—
EOP-Industrial Portfolio, L.L.C.(5)	150,000	0.1	150,000	—	—
TOTALS	10,150,000	6.8	10,150,000	—	—

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any warrant or other right.

(2)	Based on the number of shares of Handspring common stock outstanding as of September 23, 2003.

(3)	Assumes the sale of all shares offered hereby and that no other shares of Handspring common stock are acquired by the selling stockholders prior to the completion of the offering.

(4)	M-F Downtown Sunnyvale, LLC is the landlord of the real property that we lease located at 100 Mathilda Place, Sunnyvale, California. The address of M-F Downtown Sunnyvale, LLC is c/o The Mozart Development Company, 1068 East Meadow Circle, Palo Alto, California 94303. M-F Downtown Sunnyvale, LLC is a manager-managed limited liability company, and its current manager is M-D Ventures, Inc. John Mozart owns 100% of the stock of M-D Ventures, Inc. and is its sole director. As such, subject to the limitations on the authority of M-D Ventures, Inc. as manager set forth in the operating agreement of M-F Downtown Sunnyvale, LLC, and the limitation imposed under agreements with M-F Downtown Sunnyvale, LLC’s secured lenders, John Mozart holds the sold and/or dispositive powers over the securities of Handspring held by M-F Downtown Sunnyvale, LLC.

(5)	EOP-Industrial Portfolio, L.L.C. is the landlord of the real property that we lease located at 380 Bernardo Avenue, Mountain View, California. The address of EOP-Industrial Portfolio, L.L.C. is c/o Equity Office Properties Trust, 2 N. Riverside Plaza, Suite 2100, Chicago, Illinois 60606. EOP-Industrial Portfolio, L.L.C. is a single-purpose, Delaware limited liability company. EOP-Industrial Portfolio, L.L.C.’s sole member is EOP Operating Limited Partnership, a Delaware limited partnership. Equity Office Properties Trust (a publicly-held Maryland REIT) is the general partner of EOP Operating Limited Partnership, and as of August 29, 2003 owned approximately 89.0% of EOP Operating Limited Partnership. Richard D. Kincaid, Marsha C. Williams, Jeffrey L. Johnson, Robert J. Winter, Jr. and Stanley M. Stevens have the power to exercise voting and/or dispositive powers over the Handspring securities held by EOP-Industrial Portfolio, L.L.C., but only in their capacity as officers, and therefore as agents, of EOP-Industrial Portfolio, L.L.C. or its affiliates named above and not in any personal capacity.

PLAN OF DISTRIBUTION

      All of the shares of common stock offered by this prospectus are being sold by the selling stockholders.

      Under the terms of the warrants, there are contractual restrictions on the amount of shares that M-F Downtown Sunnyvale, LLC and its distributees may sell during specified periods of time.

      The selling stockholders may offer and sell shares directly from time to time. The selling stockholders may transfer, devise or gift shares by other means. Selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon the available exemptions under the Securities Act, such as Rule 144, provided that such transactions satisfy the requirements of one of these exemptions.

      Alternatively, the selling stockholders from time to time may offer shares through brokers, dealers, agents or underwriters. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved and will be in amounts to be negotiated in connection with the sale.

      The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act and to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      In addition, the selling stockholders are limited liability companies that may, in the future, distribute their shares to their members or certain other permitted transferees, which may likewise further distribute such shares. Distributed shares may later be sold by such members or other transferees, or by any of their respective distributees.

      In order to comply with certain states’ securities laws, if applicable, the shares will be sold in certain jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

      The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale, subject to certain contractual limitations. The selling stockholders may sell all or a portion of the shares from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the shares by one or more of the following methods:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions; and

•	any combination of any of these methods of sale.

      In addition, selling stockholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•	write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•	enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

      The Exchange Act and the anti-manipulation rules under the Exchange Act apply to the sales of shares in the market and to the activities of the selling stockholders and their affiliates. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of securities by the selling stockholders and their affiliates in a distribution. This may affect the marketability of the shares of common stock and the ability of any person or entity engaged in a distribution to engage in market-making activities in the shares.

      Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

      We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for any discounts, commissions and concessions.

      We have agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

      We may suspend the use of this prospectus if one of our officers determines that in the good faith judgment of such officer it would be detrimental to us and our stockholders for sales to be made pursuant to the registration statement of which this prospectus forms a part, due, for example, to the existence of a material development or potential material development involving us, which we would be obligated to disclose in the prospectus, which disclosure would, in the good faith judgment of such officer, be premature or otherwise inadvisable at such time or would have a material adverse affect upon us and our stockholders.

      There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered hereunder.

LEGAL MATTERS

      Certain legal matters with respect to the securities will be passed upon for us by Fenwick & West LLP, Mountain View, California.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Forms 10-K and 10-K/A of Handspring, Inc. for the year ended June 28, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and you may obtain copies from that office upon payment of the fees prescribed by the SEC.

      We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to: Handspring, Inc., 189 Bernardo Avenue, Mountain View, California 94043, Attention: Investor Relations, Telephone: (650) 230-5000.

DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

•	our annual report on Form 10-K for the fiscal year ended June 28, 2003, filed with the SEC on August 29, 2003 as amended on Form 10-K/A, filed with the SEC on September 26, 2003;

•	our current report on Form 8-K filed with the SEC on September 25, 2003;

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on May 30, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description;

•	the description of our stock purchase rights contained in our registration statement on Form 8-A, filed with the SEC on June 11, 2003 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•	all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act until all of the securities that we may offer with this prospectus are sold.

      You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in “Where You Can Find More Information” immediately above.

      Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.